Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131677

ORANGE REIT, INC.
PROSPECTUS SUPPLEMENT No. 1
     This Supplement is part of, and should be read in conjunction with, the prospectus dated February 14, 2007. The information contained in this Supplement supplements, and to the extent inconsistent therewith replaces, the information set forth in the accompanying prospectus. Information in this Supplement is provided as of May 16, 2007.
     All proceeds of this offering will be used only for the purposes set forth in this prospectus.
     Prior to the sale of the minimum offering within the one-year period after the date of this Prospectus, all monies received from subscribers will be held in trust for their benefit in a special escrow account.
SUITABILITY STANDARDS AND HOW TO SUBSCRIBE
Suitability Standards
     Arizona, California, Michigan, New Hampshire, North Carolina, Oregon, Pennsylvania and Tennessee have established suitability standards different from those established by us, and shares will be sold only to investors in those states who meet the special suitability standards set forth below for Arizona and Tennessee and in the prospectus dated February 14, 2007 for the other specified states.
     Arizona—The investor has either (i) a net worth of at least $60,000 (not including home, furnishings, and automobiles) and an annual income of at least $60,000, or (ii) a net worth of at least $225,000 (not including home, furnishings, and automobiles).
     Tennessee—The investor has either (i) a net worth of at least $70,000 (not including home, furnishings, and automobiles) and an annual income of at least $70,000, or (ii) a net worth of at least $250,000 (not including home, furnishings, and automobiles).
RISK FACTORS
Risks Related to Conflicts of Interest
     There are conflicts of interest with our Chairman and President because they have duties to companies with which we may compete for properties.
     Generally, conflicts of interest may arise between us and Mr. Honigfeld because he is the manager, an officer and the owner of Orange Advisors and Orange Realty Group and may become a director or an owner of a manager of our hotels, and conflicts of interest may arise between us and Mr. Cooper because he is an officer of Orange Advisors and Orange Realty Group. These companies have entered into contracts with us to provide us with asset management, property acquisition and disposition services. In addition, Mr. Cooper may have a conflict of interest because he continues to be a part-time employee of our managing dealer and is entitled to compensation from the managing dealer in connection with his transition from full-time to part-time employment.
     Under our articles of incorporation and bylaws, we will indemnify our directors and officers, including Mr. Honigfeld and Mr. Cooper, from any liability and related expenses incurred in dealing with us or our stockholders, except if:
•	the loss or liability was the result of negligence or misconduct, or if the indemnitee is an independent director, the loss or liability was the result of gross negligence or willful misconduct,

•	the act or omission was material to the loss or liability and was committed in bad faith or was the result of active or deliberate dishonesty,

•	the indemnitee actually received an improper personal benefit in money, property, or services,

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful, or

•	in a proceeding by or in the right of Orange REIT, the indemnitee shall have been adjudged to be liable to Orange REIT.
BUSINESS
Industry Performance
     According to the February 2007 issue of Lodging Hospitality, extended-stay hotels are among the most profitable in the lodging industry. Extended-stay hotels cater to business travelers, vacationers and those in need of temporary housing due to relocation. Guest stays at extended-stay hotels average two weeks, and extended-stay hotels have low room turnover, require less cleaning and require fewer staff members for hotel operations. According to the March 2007 BTN U.S. Hotel Chain Survey, extended-stay hotels account for 36% of all lodging demand in the U.S. According to the March 18, 2007 issue of Asbury Park Press, extended-stay hotels account for only 6% of the total room supply in the U.S, and according to Lodging Hospitality, approximately 40-60% of the top 100 population centers in the U.S. do not have extended-stay lodging.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Controls and Procedures
     As of December 31, 2006, we had a material weakness (as defined under the standards established by the Public Company Accounting Oversight Board—U.S.) with respect to our accounting and reporting of certain non-routine transactions. We restated our financial statements for the period from inception (October 28, 2005) through December 31, 2005 as a result of the failure to identify an invoice for legal services from the managing agent’s counsel as our obligation and to properly account for and report this expense.

     The material weakness relating to accounting and reporting of certain non-routine transactions was discovered in October 2006. To correct this material weakness, during the first quarter of 2007 we expanded our accounting staff and engaged outside professionals to provide additional support in the areas of accounting and reporting. Based upon theses changes, we believe that the previously disclosed material weakness has been substantially remediated.
     We intend to hire a person to serve full-time as our chief financial officer no later than the first closing of the offering described in this prospectus. The new chief financial officer is intended to replace David Cahill, who has served as our chief financial officer on a part-time basis.
Results of Operations
     As of March 31, 2007, we have incurred and paid or accrued a total of $1,380,016 in start up and offering costs since inception.
Americans with Disabilities Act
     Our properties will need to comply with Title III of the Americans with Disabilities Act of 1990 (the “ADA”) to the extent they are “public accommodations” and/or “commercial facilities” under the ADA. Compliance with ADA requirements could require removal of structural barriers to handicapped access in public areas of the properties where removal is readily achievable. “Readily achievable” is defined in the relevant federal regulations to refer to a barrier that can be removed “without much difficulty or expense” in light of cost of removal, available financial resources, and impact on safety or other relevant operations of the facility. Where the removal of a barrier is not readily achievable, the barrier does not have to be removed but the ADA may in such circumstances require us to take other action or adopt some alternative procedure to make the premises available to individuals with disabilities. The removal of barriers or the taking of such other actions could involve additional expense for us.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Briad Development West, LLC has increased the line of credit that it has provided to us to a maximum amount of $1,600,000. As of May 15, 2007, Briad has advanced a total of $916,000 to us under the line of credit. Under the amended and restated promissory note executed on April 23, 2007, as under the original note, we will not be required to pay any amount that would result in our payment of offering expenses exceeding 15% of the gross proceeds of the offering.
SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS
Limitation of Liability and Indemnification
     We have not yet entered into any indemnification agreements with our officers and directors.

THE OFFERING
The Plan of Distribution
     Our directors, Orange Advisors or any affiliates who own shares will not be permitted to vote or consent on matters submitted to the stockholders regarding the removal of our directors, the advisor or any affiliate or any transaction between Orange REIT and any of them. Shares held by our directors, the advisor and any affiliate will not be included in determining the percentage required to approve any of the foregoing matters.
Subscription Procedures
     Investors who are residents of Arizona, Florida, North Carolina, Pennsylvania and Tennessee must complete and sign the subscription agreement in order to subscribe for shares and, therefore, may not subscribe for shares by telephone.
Escrow Arrangements
     Any purchases by the managing dealer and its affiliates will not be considered in the determination of whether subscriptions for at least the minimum offering have been received.
SUPPLEMENTAL SALES MATERIAL
     In addition to this prospectus, we may utilize certain sales material in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. The sales material may include an investor sales promotion brochure entitled “Orange REIT, Inc.: An Investment in Lodging.” In certain jurisdictions, such sales material may not be available.
     The offering of shares is made only by means of this prospectus. Although the information contained in the supplemental sales material will not conflict with any of the information contained in this prospectus, such sales material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement or as forming the basis of the offering of the shares.

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